May 30, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	RidgeWorth Funds (the “Registrant”)

File Nos. 033-45671; 811-06557

Post-Effective Amendment No. 92

Ladies and Gentlemen:

We hereby submit for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), Post-Effective Amendment No. 92 under the 1933 Act and Amendment No. 94 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement on Form N-1A (the “Amendment”).

The primary purposes of the Amendment are to reflect change (i) the addition of an IS share class of the Large Cap Growth Stock Fund, Large Cap Value Equity Fund, Mid-Cap Value Equity Fund, Small Cap Growth Stock Fund, High Income Fund and Total Return Bond Fund and (ii) the change in subadviser for the Georgia Tax-Exempt Bond Fund, High Grade Municipal Bond Fund, Investment Grade Tax-Exempt Bond Fund, North Carolina Tax-Exempt Bond Fund, Short-Term Bond Fund, Short-Term Municipal Bond Fund, Ultra-Short Bond Fund, U.S. Government Securities Ultra-Short Bond Fund, and Virginia Intermediate Municipal Bond Fund. The Amendment also makes certain clarifying changes and non-material revisions to the prospectus and statement of additional information. It is intended that the Amendment become effective on August 1, 2014.

If you should have any questions relating to the Amendment, please contact me at 617-662-3153.

Sincerely,

/s/ Timothy J. Burdick
Timothy J. Burdick
Assistant Vice President and Associate Counsel

cc:	Ms. Julia Short

Magda El Guindi-Rosenbaum, Esq.